NEUBERGER BERMAN ALTERNATIVE FUNDS

CLASS C
ADMINISTRATION AGREEMENT

SCHEDULE A

The Class C of the Series of Neuberger Berman Alternative Funds currently subject to this Agreement is as follows:

Neuberger Berman Absolute Return Multi-Manager Fund
Neuberger Berman Dynamic Real Return Fund
Neuberger Berman Flexible Select Fund
Neuberger Berman Global Allocation Fund
Neuberger Berman Long Short Fund
Neuberger Berman Risk Balanced Commodity Strategy Fund

Date: May 13, 2013